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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMERICAN MAIZE-PRODUCTS COMPANY
                           (NAME OF SUBJECT COMPANY)

                        AMERICAN MAIZE-PRODUCTS COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                CLASS A COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 20 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                CLASS B COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 30 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ROBERT M. STEPHAN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        AMERICAN MAIZE-PRODUCTS COMPANY
                                250 HARBOR DRIVE
                          STAMFORD, CONNECTICUT 06902
                                 (203) 356-9000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             MORTON A. PIERCE, ESQ.
                                DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6092
                                 (212) 259-8000

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         This Amendment No. 3 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated February 28, 1995, as amended to the date hereof (the "Schedule 14D-9"), of American Maize-Products Company, a Maine corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 3.  IDENTITY AND BACKGROUND.

         The paragraph in section (b) of Item 3 entitled "Certain Litigation" is hereby amended to delete the last sentence thereof and replace it with the following:

         On March 24, 1995, the court denied the plaintiffs' motion to preliminarily enjoin the sale of the Available Shares to Merger Sub pursuant to the Stock Purchase Agreement.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The third paragraph of section (a) of Item 4 is hereby amended to add the following as the new seventh sentence of such paragraph:

         On March 22, 1995, the appellate court hearing the One Share Litigation rendered a decision in favor of Mr. Ziegler, and the Steinkraus family has informed the Company that it plans to appeal such decision.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                (17)     Press release issued by the Company on March 24, 1995.
                (18)     Press release issued by the Company on March 24, 1995.

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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     AMERICAN MAIZE-PRODUCTS COMPANY

                                     By: /s/ Patric J. McLaughlin
                                         -------------------------------------
                                         Patric J. McLaughlin
                                         President and Chief Executive Officer


Dated:  March 27, 1995

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                               INDEX TO EXHIBITS



   EXHIBIT NUMBER             EXHIBIT
   --------------             -------
        (17)                  Press release issued by the Company on March 24, 1995.

        (18)                  Press release issued by the Company on March 24, 1995.